QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, D.C., 20549

Form 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Eight Months Ended August 31, 2001

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL SCIENCES CORPORATION RETIREMENT PLAN
(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the General Sciences Corporation Retirement Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

General Sciences Corporation Retirement Plan Committee

DATE February 25, 2002	/s/ ELAINE R. KALIN Elaine R. Kalin Vice President, SAIC

GENERAL SCIENCES
CORPORATION RETIREMENT
PLAN

Financial Statements for the Eight Months Ended
August 31, 2001 (Date of The Merger) and as of
December 31, 2000 and Independent Auditors'
Report

GENERAL SCIENCES CORPORATION RETIREMENT PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits (Modified Cash Basis) as of August 31, 2001 (Date of Merger) and December 31, 2000	2
Statement of Changes in Assets Available for Benefits (Modified Cash Basis) for the Eight Months Ended August 31, 2001 (Date of Merger)	3
Notes to Financial Statements	4-6

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
General Sciences Corporation Retirement Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the General Sciences Corporation Retirement Plan (the "Plan") as of August 31, 2001 (date of merger) and December 31, 2000, and the related statement of changes in assets available for benefits (modified cash basis) for the eight months ended August 31, 2001 (date of merger). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of August 31, 2001 (date of merger) and December 31, 2000, and the changes in assets available for benefits for the eight months ended August 31, 2001 (date of merger) on the basis of accounting described in Note 2.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 14, 2002

GENERAL SCIENCES CORPORATION RETIREMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 2001 (DATE OF MERGER) AND DECEMBER 31, 2000
(MODIFIED CASH BASIS)

	August 31, 2001	December 31, 2000
	(Date of Merger)
INVESTMENTS:
At fair value:
Mutual funds	$—	$14,776,741
SAIC Company Stock Purchase Fund	—	1,515,624
Participant loans	—	157,549

ASSETS AVAILABLE FOR BENEFITS	$—	$16,449,914

See notes to financial statements.

GENERAL SCIENCES CORPORATION RETIREMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
EIGHT MONTHS ENDED AUGUST 31, 2001 (DATE OF MERGER)
(MODIFIED CASH BASIS)

ADDITIONS:
Investment income (loss):
Interest and dividends	$273,719
Net depreciation in fair value of investments	(1,502,812)

Net investment loss	(1,229,093)

Contributions:
Employer	603,919
Participant	892,327
Participant rollover	50,165

Total contributions	1,546,411

Net additions	317,318

DEDUCTIONS:
Benefits paid to participants	1,194,066
Administrative expenses	13,750

Total deductions	1,207,816

NET DECREASE BEFORE TRANSFER	(890,498)
TRANSFER TO SAIC CODA (Note 1)	(15,559,416)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	16,449,914

End of period	$—

See notes to financial statements.

GENERAL SCIENCES CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
EIGHT MONTHS ENDED AUGUST 31, 2001 (DATE OF MERGER)
AND AS OF DECEMBER 31, 2000
(MODIFIED CASH BASIS)

1. DESCRIPTION OF THE PLAN

    The following description of the General Sciences Corporation Retirement Plan (the "Plan") sponsored by General Sciences Corporation (the "Company" or "GSC"), a wholly owned subsidiary of Science Applications International Corporation ("SAIC"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General—The Plan is a defined contribution plan originally designed to cover all full-time employees of GSC. The Plan was originally established August 1, 1983. The Plan was restated effective February 1, 1997. On August 1, 2001, active GSC employees became eligible to participate in SAIC's Cash or Deferred Arrangement ("CODA"). All Plan assets relating to employees of GSC were merged into SAIC's CODA on August 31, 2001.

    Contributions—Through July 31, 2001, participants were able to contribute up to 17% of eligible compensation, as defined in the Plan, or limited by federal requirements established by the Internal Revenue Service. GSC made discretionary matching contributions up to 4% of participant contributions to the Plan. GSC also made discretionary profit sharing contributions up to 1% of eligible employee compensation.

    Participant Accounts—Each participant's account was credited with the participant's and GSC's profit sharing and matching contributions and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts, if any. Participants directed the investment of their accounts among specific mutual funds offered by the Plan. The benefit to which a participant was entitled is that which could be provided from the participant's vested balance.

    Investments—Participants directed the investment of their contributions and any employer contributions into various investment options offered by the Plan.

    Vesting—Participants were 100% vested in all deferrals, profit sharing contributions and matching contributions (after February 1995) made to the Plan plus actual earnings thereon.

    Participant Loans—Participants were able to borrow from their fund account balances if they were active employees. Loans were secured by the balance in the participant's account.

    Payment of Benefits—For termination of service due to death, disability, or retirement, a participant could elect to receive either a lump-sum amount equal to the value of the participant's account, or annual installments over various terms. For termination of service for other reasons, a participant could receive the value in his or her account as a lump-sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The financial statements of the Plan have been prepared on the modified cash basis method of accounting, which differs from accounting principles generally accepted in the United States of America.

    Administrative Expenses—The Plan's expenses were paid by the Company or the Plan, as provided by the Plan document. For the eight months ended August 31, 2001 (date of merger), administrative expenses paid by the Plan totaled $13,750.

    Investment Valuation and Income Recognition—The Plan's investments are stated at fair value based on quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits—Benefit distributions have been recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid at August 31, 2001 and December 31, 2000.

    Use of Estimates—The preparation of financial statements on the modified cash basis of accounting requires the Company to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results may differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of changes in assets available for benefits.

3. INVESTMENTS

    The Plan's investments that represent five percent or more of the Plan's total assets available for benefits as of December 31, 2000 are as follows:

    Investments at fair value as determined by quoted market price:

Vanguard 500 Index Fund	$3,236,604
Vanguard Morgan Growth Fund	2,853,565
Vanguard Prime Money Market Fund	2,228,949
Vanguard Explorer Fund	1,522,407
SAIC Company Stock Purchase Fund	1,515,624
Vanguard Extended Market Index Fund	964,241
Vanguard Balanced Fund	889,624

    For the eight months ended August 31, 2001 (date of merger), the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $1,502,812.

4. PLAN TERMINATION

    As described in Note 1 above, all Plan assets were merged into SAIC's CODA on August 31, 2001.

5. FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated August 15, 1993, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust ("Vanguard"). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $13,750 for the eight months ended August 31, 2001 (date of merger).

    * * * * * *

Index to Exhibit

Exhibit No.
23.1	Consent of Deloitte & Touche LLP

QuickLinks

SIGNATURE
Index to Exhibit